
03024828

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Ungava Minerals Corp.

*CURRENT ADDRESS: ~~Box 185~~ Unit 1, 240 Brunel Road, ~~Port Credit Postal Station~~ Mississauga, Ontario, ~~Ontario Canada~~ L4Z 1T5

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 4436 FISCAL YEAR 11/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☒	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 7/25/03

82-4436

ARS

11-30-00

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

AUDITOR'S REPORT

To the Shareholders of
Ungava Minerals Corp. :

We have audited the consolidated balance sheets of Ungava Minerals Corp. as at November 30, 2000 and 1999 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

Toronto, Ontario
April 10, 2001

Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 2000 AND 1999

	2000	1999
ASSETS		
Current		
Marketable securities (Market value - $5,535, 1999 - $236,832)	$ 429	$ 76,211
	429	76,211
Capital assets *(Note 3)*	51,851	63,468
Mineral resource properties *(Note 4)*	17,301	651,043
Deferred exploration expenditures	-	655,493
	$ 69,581	$ 1,446,215
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 124,209	$ 290,583
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,757,372)	(2,547,112)
	(54,628)	1,155,632
	$ 69,581	$ 1,446,215

Approved on behalf of the Board

Glen Erikson, Director

Felix Siwanowicz, Director

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Revenue:		
Gain on sale of marketable securities	$ 228,936	$ 5,282
Expenses:		
Depreciation expense	11,617	17,178
Operating, administrative and general *(Note 5)*	121,044	135,326
	132,661	152,504
Net income (loss) for the year before undernoted item	96,275	(147,222)
Write down of mineral resource properties and exploration expenditures	1,306,535	68,301
Net loss for the year	$(1,210,260)	$ (215,523)
Loss per share	$(0.07)	$ 0.01
Weighted average number of shares outstanding	18,204,190	18,204,190

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Deficit, beginning of year	$(2,547,112)	$(2,331,589)
Net loss for the year	(1,210,260)	(215,523)
Deficit, end of year	$(3,757,372)	$(2,547,112)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the year	$(1,210,260)	$ (215,523)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(228,936)	(5,282)
Write down of mineral resource properties and exploration expenditures	1,306,535	68,301
Depreciation	11,617	17,178
Net change in non-cash working capital items	(166,374)	181,322
	(287,418)	45,996
Investing:		
Proceeds from sale of marketable securities	304,718	7,011
Renewal fee for mineral resource properties	(17,300)	(53,672)
	287,418	(46,661)
Net change in cash during the year	-	(665)
Cash, beginning of year	-	665
Cash, end of year	$ -	$ -

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

3. Capital assets:

	Cost	Accumulated Amortization	Net 2000	Net 1999
Automotive equipment	$ 31,074	$ 22,654	$ 8,420	$ 12,029
Furniture and fixtures	80,323	39,333	40,990	47,952
Computer equipment	9,333	6,892	2,441	3,487
	$ 120,730	$ 68,879	$ 51,851	$ 63,468

4. Mineral resource properties:

	2000	1999
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See (i) below]	$ 17,301	$ 551,900
(b)100% working interest in mineral permit located in the Ungava area of Ruperts Land, Province of Quebec [see (ii) below)	-	59,908
(c)100% interest in various mineral claims located in the Townships of Garreau and 22K04, Province of Quebec. [see (iii) below]	-	39,235
	$ 17,301	$ 651,043

(i) Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the current year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (see Note 10).

(ii) Pursuant to an agreement dated October 2, 1995, one of the Company's subsidiaries acquired from a former shareholder, a 100% working interest in a mineral permit located in the Ungava area of Ruperts Land, Quebec, for cash of $18,000. During the current year these claims expired and were written-off. Exploration expenditures associated with these expired claims were also written-off.

(iii) Acquired by the Company's wholly owned subsidiary North American Titanium Inc. from an individual who is an officer, director and shareholder for reimbursement of his expenses in the amount of $30,000. The claims are subject to a 2% net smelter returns royalty in favour of the related party. The balance of cost incurred were for staking of further claims in the area. During the current year this property was written off on abandonment of the claims.

All properties of the Company are subject to a 2% net smelter returns royalty to Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 1, 2001. Included under operating, administrative and general expenses is $103,200 (1999 - $103,200) related to this agreement.

b) All of the capital assets purchased during a prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $13,054 (1999 - $179,847) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Commitments:

The Company is committed to paying management and consulting fees under various agreements (including those disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance November 30, 2000 and 1999	18,204,190	$ 3,702,744

No shares were issued in 2000 or 1999.

8. Stock options and share purchase warrants:

As at November 30, 2000 there are 2,300,000 stock options outstanding to directors, officers, consultants and employees exercisable at prices ranging from $0.30 to $1.00 per share, expiring April 1, 2001 to August 26, 2006.

9. Income taxes:

The Company has available approximately $1,430,084 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003, 2004 and 2005.

10. Subsequent event:

Subsequent to year end, the company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn a 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. The Company's interest will be subject to dilution for non contribution and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.